Universal Tracking Solutions, Inc.
3317 South Higley Road
Suite 114-475
Gilbert, AZ 85297

November 14, 2007

VIA EDGAR

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Mr. Russell Mancuso

RE:	UNIVERSAL TRACKING SOLUTIONS, INC. Registration Statement on Form SB-2 File No. 333-138975

UNIVERSAL TRACKING SOLUTIONS, INC., a Nevada corporation (the "Registrant"), hereby applies, pursuant to Rule 477 of the Securities Act of 1933, as amended, to withdraw its amendment to its Registration Statement on Form SB-2/A (Registration No. 000-52704, Amendment No. 3), filed on June 5, 2007 (the “Amended Registration Statement"). Please note that the facing page of the Amended Registration incorrectly states that this is Amendment No. 2.

The Registrant is requesting the withdrawal of the Amended Registration Statement because the Amended Registration Statement omitted required interim financial statements and may not have fully responded to the Staff’s pending comments. The Registrant will re-file an amended registration statement with current interim financial statements and restated disclosures promptly after the filing of this Form RW.

Accordingly, the Registrant hereby respectfully requests that an order granting the withdrawal of our Form SB-2 Amendment Number 3 be issued by the Securities and Exchange Commission as soon as reasonably possible.

Very truly yours,

UNIVERSAL TRACKING SOLUTIONS, INC.

By:	/s/ Keith Tench
Keith Tench
President, Secretary and Treasurer (Principal Executive Officer, Principal Financial Officer, and Principal Accounting Officer)